EXHIBIT 97.1
EXPRESS, INC.
CLAWBACK POLICY

PURPOSE
The Compensation and Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Express, Inc. (together with each of its subsidiaries, the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s compensation program philosophy to pay for performance, pay competitively, and pay responsibly. The Board, at the recommendation of the Committee, has therefore adopted this policy (this “Policy”), which provides for mandatory and discretionary recoupment of certain compensation, as further described herein.
MANDATORY RECOUPMENT; DISCRETIONARY RECOUPMENT
The mandatory recoupment components of this Policy (the “Mandatory Recoupment Components” and any recoupment made pursuant to such components, “Mandatory Recoupment”) are designed to comply and be interpreted in a manner consistent with the requirements of Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules promulgated thereunder, and the applicable listing standards of the New York Stock Exchange (the “NYSE”).
The discretionary recoupment components of this Policy (the “Discretionary Recoupment Components” and any recoupment made pursuant to such components, “Discretionary Recoupment”) are designed to provide the Company with additional remedies for recoupment in the event of Detrimental Conduct (as defined below), which Discretionary Recoupment shall be separate from and not in place of, the Mandatory Recoupment.
For the avoidance of doubt, in the event of the occurrence of a trigger that would require Mandatory Recoupment under this Policy, the Mandatory Recoupment Components will apply.
ADMINISTRATION; INTERPRETATION
General. This Policy shall be administered by the Compensation and Governance Committee. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. The Committee will determine, in its sole discretion, the method(s) for recoupment of any overpayment under this Policy. Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.
Mandatory Recoupment. In administering the Mandatory Recoupment Component, the Committee shall interpret such component in a manner consistent with the requirements of Section 10D of the Exchange Act, the rules promulgated thereunder and the applicable NYSE listing standards.
Discretionary Recoupment. In administering the Discretionary Recoupment Component, the Committee may consider, among other things: the cost or difficulty of implementing Discretionary Recoupment, including whether the affected individual has any outstanding awards of Covered Compensation that may be cancelled and whether the affected individual remains in service with the Company; the affected individual’s relative fault or degree of involvement with respect to the Detrimental Conduct (including such factors as the individual’s current or former leadership role at the Company or the relevant line of business, and the degree to which the individual was involved in decisions or supervision that are determined to have contributed to the Detrimental Conduct); the general performance of the affected individual; the nature and impact of the affected individual’s conduct on the Company; the relationship of the conduct to the compensation being considered for Discretionary Recoupment; other employment discipline that may have been applied to the affected individual as a result of the Detrimental Conduct; and any other relevant facts and circumstances.
Except for any Mandatory Recoupment required by this Policy and as may otherwise be required by law, nothing in this Policy shall mandate recoupment actions or create a presumption that recoupment actions should be taken in any particular case. In the exercise of its business judgment, the Committee has full discretion to administer the Discretionary Recoupment Component on behalf of the Company. The Committee may exercise this discretion in consultation with other Board committees, members of management, or outside advisors as the Committee deems appropriate.

COVERED PERSONS
Mandatory Recoupment. The Mandatory Recoupment Component applies to and shall be binding and enforceable against the Company’s current and former executive officers (as determined by the Board in accordance with Section 10D of the Exchange Act, the rules promulgated thereunder, and the applicable NYSE listing standards) and such other senior executives or employees who may from time-to-time be deemed subject to this Policy by the Committee (collectively, the “Covered Executives”).
Discretionary Recoupment. The Discretionary Recoupment Component applies to the Company’s current and former officers or employees who participate in any plan, program or agreement that provides for Covered Compensation (together with the Covered Executives, the “Covered Persons”).
COVERED COMPENSATION
For purposes of this Policy:
“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure, including, but not limited to: (i) non-equity incentive plan awards that are earned solely or in part by satisfying a financial reporting measure performance goal; (ii) bonuses paid from a bonus pool, where the size of the pool is determined solely or in part by satisfying a financial reporting measure performance goal; (iii) other cash awards based on satisfaction of a financial reporting measure performance goal; (iv) restricted stock, restricted stock units, stock options, stock appreciation rights and performance share units and deferred stock that are granted or vest solely or in part based on satisfaction of a financial reporting measure performance goal; and (v) proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely or in part based on satisfaction of a financial reporting measure performance goal.
Compensation that would not be considered Incentive-Based Compensation includes, but is not limited to: (i) salaries; (ii) bonuses paid solely based on satisfaction of subjective standards, such as demonstrating leadership, and/or completion of a specified employment period; (iii) non-equity incentive plan awards earned solely based on satisfaction of strategic or operational measures; (iv) wholly time-based equity or cash awards and (v) discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by satisfying a financial reporting measure performance goal.
A financial reporting measure is: (i) any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from such measure and (ii) stock price and total shareholder return. Financial reporting measures include, but are not limited to: revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); net assets or net asset value per share; earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an accounting restatement; revenue per user, or average revenue per user, where revenue is subject to an accounting restatement; cost per employee, where cost is subject to an accounting restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; tax basis income; and Economic Value Added (EVA).
“Other Compensation” means any award granted under or pursuant to the terms of the Second Amended and Restated Express, Inc. 2018 Incentive Compensation Plan (or any successor plan) or any other annual or long-term cash or equity incentive compensation plan, program, policy, agreement, or arrangement of the Company for corporate or store associates that is subject to vesting based solely on continued employment or service, or based on a measure other than a financial reporting measure.
“Covered Compensation” means, collectively, Incentive-Based Compensation and Other Compensation.
MANDATORY RECOUPMENT
Mandatory Recoupment Trigger - Accounting Restatement. In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each, an “Accounting Restatement”), the Committee will require reimbursement or forfeiture of the Incentive-Based Overpayment (as defined below) received by any Covered Executive during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years.
Mandatory Recoupment - Calculation of Incentive-Based Overpayment. In the case of a Mandatory Recoupment, the amount to be recovered will be the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid (the “Incentive-Based Overpayment”). Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained even if the vesting, payment or grant of such award occurs after the end of that fiscal period.
For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the amount to be recovered must be based on a reasonable estimate as determined by the Committee of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.
Mandatory Recoupment - Method of Recoupment. The Committee will determine, in its sole discretion, the method or methods for recouping any Incentive-Based Overpayment hereunder which may include, without limitation:
•requiring reimbursement of cash Incentive-Based Compensation previously paid;
•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards granted as Incentive-Based Compensation;
•offsetting any or all of the Incentive-Based Overpayment from any compensation otherwise owed by the Company to the Covered Executive;
•cancelling outstanding vested or unvested equity awards; and/or
•taking any other remedial and recovery action permitted by law, as determined by the Committee.
Mandatory Recoupment - Limitations. Mandatory Recoupment will be limited to Incentive-Based Compensation received during the three (3) completed fiscal years prior to the date on which the Company is required to prepare an Accounting Restatement and any transition period that results from a change in the Company’s fiscal year within or immediately following those three (3) completed fiscal years. In no event shall the Company be required to award Covered Executives an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.
The Committee shall recover any Incentive-Based Overpayment in accordance with this Policy, except to the extent that the Committee determines such recovery would be impracticable because:
a.The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;
b.After obtaining an opinion from local counsel, the Committee concludes recovery would violate home country law where that law was adopted prior to November 28, 2022; or
c.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
DISCRETIONARY RECOUPMENT
Discretionary Recoupment - Applicability. For the avoidance of doubt, in the event of an Accounting Restatement, the Mandatory Recoupment Components of this Policy shall apply and control, and any application of the Discretionary Recoupment Components of this Policy shall be separate from and not in place of the Mandatory Recoupment Components.
Discretionary Recoupment - Triggers. The Committee shall have the ability to exercise its discretion to effect recoupment of Covered Compensation upon the occurrence of Detrimental Conduct.

“Detrimental Conduct” means any of the following: (i) breach of any written agreement with the Company (including any confidentiality, non-competition, non-solicitation, non-disclosure, non-disparagement, or other similar restrictive covenant with the Company); (ii) failure to adhere to, or breach of, any written the Company policy, code of conduct, rule, or procedure; (iii) fraud, dishonesty, negligence, malfeasance, or insubordination in connection with the performance of the Covered Person's duties to the Company; (iv) improper conduct, including but not limited to, sexual harassment, falsification of the Company records, unauthorized removal of the Company’s property or information, theft, violent acts or threats of violence, unauthorized possession of controlled substances on the Company’s property, or use of the Company’s property, facilities, or services for unauthorized or illegal purposes; (v) an act or omission that constitutes “cause” under any written agreement with the Company; (vi) negligence or misconduct that causes or, in some material way, is related to the occurrence of an Accounting Restatement or (vii) any other serious misconduct or unethical behavior as determined by the Committee in its sole discretion.
Discretionary Recoupment - Calculation of Overpayment. In the case of a Discretionary Recoupment, the amount that may be recovered will be calculated in the manner determined appropriate by the Committee in its sole discretion. In the event that a Covered Person engages in Detrimental Conduct, the Committee may require reimbursement or forfeiture of all or a portion of any Covered Compensation granted, awarded, earned, vested, paid, settled, or received by such Covered Person during the three (3) years immediately preceding the Committee’s determination that such Detrimental Conduct occurred.
Discretionary Recoupment - Enforcement. The Committee may effect a Discretionary Recoupment under this Policy in any manner determined appropriate in its sole discretion (subject first to any Mandatory Recoupment that may apply under this Policy), including by (i) seeking reimbursement of all or a portion of any Covered Compensation previously paid to any Covered Person, (ii) cancelling outstanding awards of Covered Compensation, whether vested or unvested or paid or unpaid, (iii) cancelling or setting off against planned future compensation, and (iv) any other method authorized by applicable law or contract. Regardless of whether Detrimental Conduct that would trigger the ability to effect a Discretionary Recoupment hereunder, the Committee may determine that it is not in the best interests of the Company to pursue Discretionary Recoupment, based on such factors the Committee may determine in its sole discretion to be appropriate, including, without limitation, (a) the likelihood of success under governing law versus the cost and effort involved, (b) whether the assertion of a claim may prejudice the interests of the Company, including in any related proceedings or investigations, (c) the presence or absence of intentional misconduct by the Covered Persons who would be affected by the recovery and (d) the passage of time since the occurrence of the Detrimental Conduct.
NO INDEMNIFICATION
The Company shall not indemnify, directly or indirectly, any Covered Person against the loss of any incorrectly awarded Covered Compensation.
EFFECTIVE DATE
This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to all Covered Compensation (including Incentive-Based Compensation granted pursuant to arrangements existing prior to the Effective Date). Notwithstanding the foregoing, the Mandatory Recoupment Component of this Policy shall apply only to Incentive-Based Compensation received (as determined pursuant to this Policy) on or after the effective date of Section 303A.14 of the NYSE Listed Company Manual.
AMENDMENT; TERMINATION
The Board may amend this Policy from time to time in its sole discretion, including as it deems necessary to reflect additional, applicable NYSE listing standards. The Board may terminate this Policy at any time.
OTHER RECOUPMENT RIGHTS
The Board intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment or service agreement, cash-based bonus plan or program, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Person to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is separate from and not in lieu of any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, cash-based bonus plan or program or similar agreement (including, without limitation, the Company’s Second Amended and Restated Express, Inc. 2018 Incentive Compensation Plan, as amended from time to time) and any other legal remedies available to the Company.

SUCCESSORS
This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.